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As filed with the Securities and Exchange Commission on October 3, 2014

Securities Act Registration No. 333-194669

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 2
and/or
☐ Registration Statement Under the Investment Company Act of 1940
☐ Amendment No.
 TCP CAPITAL CORP.
(Exact Name of Registrant as Specified in its Charter)
 2951 28th Street, Suite 1000
Santa Monica, California 90405
(Address of Principal Executive Offices)
 (310) 566-1094
(Registrant's Telephone Number, Including Area Code)
 Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq. Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 212-735-3000

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box.    ☒

 EXPLANATORY NOTE

        This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-194669) of TCP Capital Corp. (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

 PART C — OTHER INFORMATION

ITEM 25.    FINANCIAL STATEMENTS AND EXHIBITS

        (1)   Financial Statements

        The following statements of the Company are included in Part A of this Registration Statement:

TCP Capital Corp. (successor to Special Value Continuation Fund, LLC)
Interim Financial Statements
Consolidated Statements of Assets and Liabilities as of March 31, 2014 (unaudited) and December 31, 2013
Consolidated Statements of Investments as of March 31, 2014 (unaudited) and December 31, 2013
Consolidated Statements of Operations for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)
Consolidated Statements of Changes in Net Assets for the three months ended March 31, 2014 (unaudited) and year ended December 31, 2013
Consolidated Statements of Cash Flows for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)
Notes to Consolidated Financial Statements (unaudited)
Consolidated Schedule of Changes in Investments in Affiliates for the three months ended March 31, 2014 (unaudited) and year ended December 31, 2013
Consolidated Schedule of Restricted Securities of Unaffiliated Issuers as of March 31, 2014 (unaudited) and December 31, 2013
Consolidating Statement of Assets and Liabilities as of March 31, 2014 (unaudited) and December 31, 2013
Consolidating Statement of Operations for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)
Annual Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of December 31, 2013 and 2012
Consolidated Statements of Investments as of December 31, 2013 and 2012
Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
Notes to Consolidated Financial Statements
Consolidated Schedules of Changes in Investments in Affiliates as of December 31, 2013 and 2012
Consolidated Schedules of Restricted Securities of Unaffiliated Issuers as of December 31, 2013 and 2012
Consolidating Statements of Assets and Liabilities as of December 31, 2013 and 2012
Consolidating Statements of Operations for the years ended December 31, 2013, 2012 and 2011

Special Value Continuation Partners, LP
Interim Financial Statements
Consolidated Statements of Assets and Liabilities as of March 31, 2014 (unaudited) and December 31, 2013
Consolidated Statements of Investments as of March 31, 2014 (unaudited) and December 31, 2013
Consolidated Statements of Operations for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)
Consolidated Statements of Changes in Net Assets for the three months ended March 31, 2014 (unaudited) and year ended December 31, 2013
Consolidated Statements of Cash Flows for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)
Notes to Consolidated Financial Statements (unaudited)
Consolidated Schedule of Changes in Investments in Affiliates for the three months ended March 31, 2014 (unaudited) and year ended December 31, 2013
Consolidated Schedule of Restricted Securities of Unaffiliated Issuers as of March 31, 2014 (unaudited) and December 31, 2013
Annual Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of December 31, 2013 and 2012
Consolidated Statements of Investments as of December 31, 2013 and 2012
Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
Notes to Consolidated Financial Statements
Consolidated Schedules of Changes in Investments in Affiliates as of December 31, 2013 and 2012
Consolidated Schedules of Restricted Securities of Unaffiliated Issuers as of December 31, 2013 and 2012

        (2)   Exhibits

Exhibit No.	Description
(a)	Articles of Incorporation of the Registrant(2)
(b)	Bylaws of the Registrant(3)
(c)	Not Applicable
(d)(1)	Form of Indenture(15)
(d)(2)	Statement of Eligibility of Trustee on Form T-1(15)
(d)(3)	Form of Certificate of Designation for Preferred Stock(16)
(d)(4)	Indenture, dated as of June 17, 2014, by and between the Registrant and U.S Bank National Association, as the Trustee(17)
(d)(5)	Form of Global Note of 5.25% Convertible Senior Notes Due 2019 (included as part of Exhibit (d)(4))(17)
(e)	Form of Dividend Reinvestment Plan(8)
(f)	Not Applicable
(g)	Form of Investment Management Agreement By and Between Registrant and Tennenbaum Capital Partners, LLC(7)
(h)(1)	Underwriting Agreement dated July 29, 2014(20)
(h)(2)	Equity Distribution Agreement dated October 3, 2014(1)
(i)	Not Applicable

Exhibit No.	Description
(j)	Custodial Agreement dated as of July 31, 2006(4)
(k)(1)	Form of Administration Agreement of the Registrant(7)
(k)(2)	Form of Transfer Agency and Registrar Services Agreement(8)
(k)(3)	Form of License Agreement(8)
(k)(4)	Credit Agreement dated July 31, 2006(5)
(k)(5)	First Amendment to Credit Agreement dated February 28, 2011(6)
(k)(6)	Form of Amended and Restated Partnership Agreement of Special Value Continuation Partners, LP(7)
(k)(7)	Statement of Preferences of Preferred Interests of Special Value Continuation Partners, LP(7)
(k)(8)	Form of Amended and Restated Investment Management Agreement By and Between Special Value Continuation Partners, LP and Tennenbaum Capital Partners, LLC(7)
(k)(9)	Form of Administration Agreement of Special Value Continuation Partners, LP(7)
(k)(10)	Form of Second Amendment to Credit Agreement dated September 18, 2013(9)
(k)(11)	Form of Loan Financing and Servicing Agreement, dated as of May 15, 2013, by and among TCPC Funding I, LLC, as borrower, each lender and agent from time to time party thereto, Deutsche Bank AG, New York Branch, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian(10)
(k)(12)	Form of Amendment No. 1 to Loan Financing and Servicing Agreement, dated as of August 13, 2013, by and among TCPC Funding I, LLC, as borrower, each lender and agent from time to time party thereto, Deutsche Bank AG, New York Branch, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian(11)
(k)(13)	Form of Amendment No. 2 to Loan Financing and Servicing Agreement, dated as of September 10, 2013, by and among TCPC Funding I, LLC, as borrower, each lender and agent from time to time party thereto, Deutsche Bank AG, New York Branch, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian(12)
(k)(14)	Form of Sale and Contribution Agreement, dated as of May 15, 2013, by and between Special Value Continuation Partners, LP and TCPC Funding I, LLC(10)
(k)(15)	Form of Amendment No. 3 to Loan Financing and Servicing Agreement, dated as of February 19, 2014, by and among TCPC Funding I, LLC, as borrower, each lender and agent from time to time party thereto, Deutsche Bank AG, New York Branch, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian(13)
(k)(16)	Form of Amendment No. 4 to Loan Financing and Servicing Agreement, dated as of June 9, 2014, by and among TCPC Funding I, LLC, as borrower, each lender and agent from time to time party thereto, Deutsche Bank AG, New York Branch, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent and collateral custodian(18)
(l)(1)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(15)
(l)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(20)
(l)(3)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(1)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm(19)
(n)(2)	Power of Attorney(14)
(n)(3)	Report of independent registered public accounting firm on the "Senior Securities" table(14)
(o)	Not Applicable

Exhibit No.	Description
(p)	Not Applicable
(q)	Not Applicable
(r)(1)	Consolidated Code of Ethics of the Registrant and the Advisor(8)
99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings(15)
99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(15)
99.3	Form of Preliminary Prospectus Supplement For Debt Offerings(15)
99.4	Form of Preliminary Prospectus Supplement For Subscription Rights Offerings(15)
99.5	Form of Preliminary Prospectus Supplement For Warrant Offerings(15)

(1)
Filed herewith.

(2)
Incorporated by reference to the Exhibit (a)(2) to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.

(3)
Incorporated by reference to the Exhibit (b)(2) to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.

(4)
Incorporated by reference to Exhibit 10.2 to Form 10-12G of Special Value Continuation Partners, LP (File No. 000-54393), filed May 6, 2011.

(5)
Incorporated by reference to Exhibit 10.5 to Form 10-12G of Special Value Continuation Partners, LP (File No. 000-54393), filed May 6, 2011.

(6)
Incorporated by reference to Exhibit 10.6 to Form 10-12G of Special Value Continuation Partners, LP (File No. 000-54393), filed May 6, 2011.

(7)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.

(8)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on March 5, 2012.

(9)
Incorporated by reference to Exhibit 10.01 of the Registrant's Form 8-K filed on September 19, 2013.

(10)
Incorporated by reference to Exhibits 10.01 and 10.02 of the Registrant's Form 8-K filed on May 17, 2013.

(11)
Incorporated by reference to Exhibit 10.02 of the Registrant's Form 8-K filed on September 10, 2013.

(12)
Incorporated by reference to Exhibit 10.01 of the Registrant's Form 8-K filed on September 10, 2013.

(13)
Incorporated by reference to Exhibit 10.01 of the Registrant's Form 8-K filed on February 21, 2014.

(14)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-194669), on Form N-2, filed on March 19, 2014.

(15)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-194669), on Form N-2, filed on May 8, 2014.

(16)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-194669), on Form N-2, filed on June 5, 2014.

(17)
Incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on June 17, 2014.

(18)
Incorporated by reference to Exhibit 10.01 of the Registrant's Form 8-K filed on June 9, 2014.

(19)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933 (File No. 333-194669) on Form N-2, filed on June 27, 2014.

(20)
Incorporated by reference to the corresponding exhibit number to the Registrant's Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (File No. 333-194669) on Form N-2, filed on August 1, 2014.

ITEM 26.    MARKETING ARRANGEMENTS

        The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$51,520
Nasdaq Global Select Additional Listing Fees	65,000
FINRA filing fee	60,500
Accounting fees and expenses	100,000
Legal fees and expenses	200,000
Printing and engraving	150,000
Miscellaneous fees and expenses	50,000

Total	$677,020

**
These amounts (other than the commission registration fee, Nasdaq fee and FINRA fee) are estimates.

        All of the expenses set forth above shall be borne by the Company.

ITEM 28.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

        The Registrant owns 100% of the common limited partnership interests in the Operating Company, a Delaware limited partnership.

ITEM 29.    NUMBER OF HOLDERS OF SECURITIES

        The following table sets forth the number of record holders of our common stock at June 26, 2014.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	35

ITEM 30.    INDEMNIFICATION

        The information contained under the heading "Description of Our Capital Stock" is incorporated herein by reference.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

        The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR

        For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Advisor, reference is made to the Advisor's Form ADV, filed with the Securities and Exchange Commission under the Investment Advisers Act of 1940, and incorporated herein by reference upon filing.

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

        All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, 2951 28th Street, Suite 1000, Santa Monica, CA 90405;

  (2)
  the Transfer Agent, Wells Fargo Bank, National Association, 161 North Concord Exchange, South Saint Paul, MN 55075;

  (3)
  the Custodian, Wells Fargo Bank, National Association, 9062 Old Annapolis Rd., Columbia, MD 21045-1951; and

  (4)
  the Advisor, 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The Advisor's telephone number is (310) 566-1094, and its facsimile number is (310) 566-1010.

ITEM 33.    MANAGEMENT SERVICES

        Not Applicable.

ITEM 34.    UNDERTAKINGS

        1.     The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

        2.     The Registrant undertakes:

          (a)   to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

            (1)   to include any prospectus required by Section 10(a)(3) of the 1933 Act;

            (2)   to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (3)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b)   that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

          (c)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (d)   that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

          (e)   that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, in the State of California, on the 3rd day of October 2014.

TCP CAPITAL CORP.
By:	/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities indicated on the 3rd day of October 2014. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature		Title

/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz		Chief Executive Officer and Director (principal executive officer)
/s/ ERIC DRAUT* Eric Draut		Director
/s/ FRANKLIN R. JOHNSON* Franklin R. Johnson		Director
/s/ PETER E. SCHWAB* Peter E. Schwab		Director
/s/ RAJNEESH VIG* Rajneesh Vig		Director
/s/ PAUL L. DAVIS* Paul L. Davis		Chief Financial Officer (principal financial and accounting officer)
*By:	/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz, as Attorney-in-Fact

 SIGNATURES

        The undersigned has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, in the State of California, on the 3rd day of October 2014.

SPECIAL VALUE CONTINUATION PARTNERS, LP
By:	/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz Chief Executive Officer and Director

        This Registration Statement has been signed by the following persons in the capacities indicated on the 3rd day of October 2014. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature		Title

/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz		Chief Executive Officer and Director (principal executive officer)
/s/ ERIC DRAUT* Eric Draut		Director
/s/ FRANKLIN R. JOHNSON* Franklin R. Johnson		Director
/s/ PETER E. SCHWAB* Peter E. Schwab		Director
/s/ RAJNEESH VIG* Rajneesh Vig		Director
/s/ PAUL L. DAVIS* Paul L. Davis		Chief Financial Officer (principal financial and accounting officer)
*By:	/s/ HOWARD M. LEVKOWITZ Howard M. Levkowitz, as Attorney-in-Fact

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EXPLANATORY NOTE
PART C — OTHER INFORMATION
  ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
  ITEM 26. MARKETING ARRANGEMENTS
  ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
  ITEM 29. NUMBER OF HOLDERS OF SECURITIES
  ITEM 30. INDEMNIFICATION
  ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR
  ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
  ITEM 33. MANAGEMENT SERVICES
  ITEM 34. UNDERTAKINGS
SIGNATURES
SIGNATURES